Konnected Inc.

ANNUAL REPORT

1320 N Semoran Blvd

Orlando, FL 32807

(407) 286-3138

https://konnected.io

This Annual Report is dated April 19, 2024.

BUSINESS

Konnected creates and sells innovative IoT devices that connect older wired technology to the smart home. The Company's flagship product, the Konnected Alarm Panel, allows do-it-yourselfers and professionals to retrofit a traditional wired security system and convert it to a smart home connected home monitoring and control system. The product is unique in the market of smart alarm systems in that it works universally by connecting to traditional wired sensors that are commonly found in residential and commercial buildings. Konnected's products are designed to be open and inter-operational with a multitude of consumer- and professional-grade home automation platforms, including SmartThings (by Samsung), Amazon's Alexa, and the open-source Home Assistant platform.

Since 2023, Konnected has expanded beyond the alarm panel and into the residential garage, launching its first of several smart garage door opener accessory products.

Launched on Kickstarter in 2017, Konnected has since achieved a cumulative $4.5 million in sales. Remaining small and focused with only 5 employees, Konnected is a small business with a large impact. Konnected has served more than 30,000 customers globally via e-commerce operations based in their home state of Florida, as well as via Amazon marketplaces in three countries and through over 50 worldwide installers and reseller-partners.

The majority of Konnected's revenue is derived from direct-to-consumer sales of its IoT alarm panel hardware and accessories. A growing B2B channel has boosted revenue and market penetration in 2023 and is expected to continue to grow the company's breadth in 2024 and beyond.

The company holds a registered trademark in the United States for the Konnected logo.

Konnected Inc. is a C-Corporation that was incorporated in the state of Wyoming on september 11, 2017, with headquarters in Orlando, FL.

The Company is registered as a foreign corporation in Florida as "Konnected Smart Home, Inc."

Previous Offerings

Name: Class A Common Stock

Type of security sold: Equity

Final amount sold: $1,533.28

Number of Securities Sold: 19,166

Use of proceeds: General operating account

Date: August 05, 2021

Offering exemption relied upon: Rule 701

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

YEAR ENDED DECEMBER 31, 2023 COMPARED TO YEAR ENDED DECEMBER 31, 2022

Revenue

Revenue recognized in fiscal year 2023 was $1,099,593 compared to $861,581 in 2022, an increase of 27.6%. Sales were boosted in 2023 in part thanks to the launch of the company's new Smart Garage Door Opener product, which generated a significant amount of repeat business. And, in part due to an increase in partner/reseller sales and expansion of the B2B channel.

Sales growth on Amazon marketplaces outpaced growth in direct and B2B channels. In 2023 the company began selling on Amazon UK and is actively working on additional Amazon marketplace expansions in the European region.

Cost of Goods Sold

Cost of Goods Sold in 2023 was $437,593 compared to $301,178 the previous year.

Gross Margins

After subtracting cost of goods sold and other direct costs of sales, gross profit in 2023 was $504,650, which is about 49% of total revenue. This is down only one percentage point from the previous year's gross margin of 50%, demonstrating that the company is maintaining a healthy margin amid ever-increasing costs.

Expenses

The Company’s expenses consist of, among other things, compensation and benefits, marketing and sales expenses, shipping & freight expenses, cloud hosting and platforms, insurance, R&D, and typical operational expenses. Total operating expenses in 2023 were $912,042, up slightly from $812,773 in 2022. Employee and contractor wages, salaries and payments continue to be the company's largest operational expense.

Historical results and cash flows:

The company is currently in the growth stage and generates consistent revenue. We are of the opinion the historical cash flows and year-over-year growth will be indicative of the revenue, cash flows and growth expected for the future because we have worked hard to create a sustainable supply chain and organically grow our product demand and addressable market. Past cash was primarily generated through sales of physical products and, to a much lesser extent, 3rd-party subscription revenue. Our goal is to continue to grow product revenue with new and innovative products and use cases, while adding additional recurring revenue streams with additional value-added software and cloud services in the next 1-2 years.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $355,681.00. [*The Company intends to raise additional funds through an equity financing*.]

Debt

The company has on outstanding debt, except for operational credit cards and accounts payable that are generally paid off on-time every month.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Position: Founder & CEO, Director

Dates of Service: September, 2017 - Present

Responsibilities: Principal inventor, owner, and operator-manager. Current compensation: $108,000 annual salary, plus non-cash benefits totaling approximately 13,500 per year.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class B Common Stock

Stockholder Name: Nathaniel Jason Clark

Amount and nature of Beneficial ownership: 3,930,100

Percent of class: 98.5

RELATED PARTY TRANSACTIONS

Name of Entity: Nathaniel Jason Clark

Relationship to Company: Director

Nature / amount of interest in the transaction: Company CEO and Director Nathaniel Clark borrowed and repaid small amounts of cash from the corporation in various installments in 2022 and 2023, mainly for convenience in expensing business-related incidental expenses. At the year end 2023 the outstanding amount that Clark owed to the company was $328.

Material Terms: No terms specified.

OUR SECURITIES

The company has authorized Class A Common Stock, Class B Common Stock, Series FP Preferred Stock, and SAFE Notes.

Class A Common Stock

The amount of security authorized is 5,600,000 with a total of 896,978 shares outstanding.

Voting Rights

one (1) vote per share. See Voting Rights of Securities Sold in this Offering below for additional information.

Material Rights

The total amount outstanding includes 210,397 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 324,437 shares to be issued pursuant to stock options issued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as the Investor’s true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the

Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Class A Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Class A Common Stock

Dividends

Dividends upon the capital stock of the corporation, subject to the provisions of the Articles of Incorporation, if any, may be declared by the board of directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in stock, subject to the provisions of the Articles of Incorporation and amendments thereto.

Class B Common Stock

The amount of security authorized is 4,000,000 with a total of 3,930,100 outstanding.

Voting Rights

ten (10) votes per share

Material Rights

Right to Convert

Right to convert to Class A Common Stock

Dividends

Dividends upon the capital stock of the corporation, subject to the provisions of the Articles of Incorporation, if any, may be declared by the board of directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in stock, subject to the provisions of the Articles of Incorporation and amendments thereto.

Series FP Preferred Stock

The amount of security authorized is 400,000 with a total of 0 outstanding.

Voting Rights

ten (10) votes per share

Material Rights

Liquidation Preference

Distributions upon liquidation or dissolutions shall be distributed first to the holders of Series FP Preferred Stock until the amount of $1.00 per share shall have been so distributed, and second to the holders of FP Preferred Stock and Common Stock equally, identically, and ratably, on a per share basis as a single group. (See Exhibit F for details)

Right to Convert

Right to convert to Class A Common Stock

Dividends

Dividends upon the capital stock of the corporation, subject to the provisions of the Articles of Incorporation, if any, may be declared by the board of directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in stock, subject to the provisions of the Articles of Incorporation and amendments thereto.

SAFE Notes

The security will convert into Safe preferred stock and the terms of the SAFE Notes are outlined below:

Amount outstanding: $96,000.00

Maturity Date: October 13, 2027

Interest Rate: 0.0%

Discount Rate: 33.3%

Valuation Cap: $3,000,000.00

Conversion Trigger: $250,000

Material Rights

3.2 Liquidity Event.

3.2.1 If there is a Liquidity Event before the expiration or termination of this instrument, the Purchaser will, at its option, either

(A) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or

(B) automatically receive from the Company a number of shares of Common Stock equal to the Purchase

Amount divided by the Liquidity Price, if the Purchaser fails to select the cash option.

3.2.2 In connection with Section 3.2.1, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchaser and holders of other SAFEs (collectively, the "Cash-Out Investors") in full, then

(A) all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and

(B) the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, pro rata, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

3.3 Dissolution Event. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Purchaser immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Purchaser and all holders of all other SAFEs (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 3.3.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Class A Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the smart home security industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering Class A Common Stock in the amount of up to $1,069,998.00 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in “Use of Proceeds.” We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Some of our products are still in prototype phase and might never be operational products While our main products have been on the market for several years, some of our products are still in development and/or prototype phase. It is possible that these products may never be offered on the market. It is possible that the failure to release the product is the result of a change in business model upon the Company’s making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties While our IoT products are already in production and operational in tens of thousands of homes and businesses throughout the world, we're continuously refining and developing new products and improvements on existing products. Delays or cost overruns in the development and refinement of our IoT products and services and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, supply-chain constraints, changes to design, regulatory hurdles, and third-party integration partners. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The Class A Common Stock that an investor is buying has voting rights attached to them. However, you have granted your vote by proxy to the CEO. Even if you were to receive control of your voting rights, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing.

Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on outside government regulation such as the FCC (Federal Communications Commission), CPSC (Consumer Product Safety Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet and IoT based business, we may be vulnerable to hackers who may access or disrupt our platform and/or devices. Further, any significant disruption in Konnected's service or vulnerabilities found in its products or computer systems could reduce the attractiveness of the products/platform and result in a loss of customers interested in using our products/platform. Further, we rely on a third-party technology provider to provide some of our cloud technology. Any disruptions of services or cyber-attacks either on our technology provider or on Konnected could harm our reputation and materially negatively impact our financial condition and business. Third-party integrations and platforms may change or fail causing our products to work differently or not at all. Our IoT products are designed to work with a multitude of third party platforms, which are not controlled or influenced by us. Any of our third party platform integrations may change, fail, shut down, restrict access, or otherwise degrade at any time and not necessarily with notice, resulting in our products working differently or not at all. Our products are dependent on other 3rd-party products The nature of our products are that they are most often used in conjunction with other 3rd-party products, such as physical sensors, as well as software platforms/products such as home automation hubs and controllers. Factors outside of our control could change the way our products work with other products, and could potentially reduce the functionality and utility of our product, making it less marketable. We may be a target of criticism from incumbent industries Our products are disruptive of a long-established industry, and some participants in that incumbent industry may seek to criticize or downplay our product's capabilities and may attempt to tarnish the company's brand. We are subject to supply-chain shortages and delays Our products require hundreds of electronic components that must be sourced from worldwide distributors and vendors. Supply shortages could delay, reduce, or eliminate our ability to produce enough product to meet customer demand, and may also drive up costs. Company founder is critical to the company's performace The Company's founder, Nate Clark, is critical to the company's performance, and an adverse event that removed or diminished, or incapacitated this individual will likely have a negative impact on your investment. The amount raised in this offering may include investments from officers and directors of the company or their immediate family members. Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. The amount raised in this offering may include investments from company insiders or immediate family members. Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 19, 2024.

Konnected Inc.

By /s/ Nathaniel J. Clark

Name: Konnected Inc.

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

KONNECTED INC.

Financial Statements

Year Ended December 31, 2023 and 2022

(Unaudited)

Index to Financial Statements

CEO'S CERTIFICATION

I, Nathaniel Jason Clark, the Chief Executive Officer (CEO) of Konnected Inc., hereby certify that the financial statements of Konnected Inc. and notes thereto for the periods ending 2022 and 2023 included in this Form C Annual Report are true and complete in all material respects, and fairly present the operations and financial condition of the company.

Konnected filed its federal tax return for 2023 on the 8th of April 2024. The amount reported as Taxable Income was -$263,636. No payment is required (2023 Form 1120, U.S. Corporation Income Tax Return).

Konnected filed its 2022 federal income tax return on the 26th of September 2023 after requesting an automatic extension of time to file. Reported Taxable income for 2022 was -$191,525 and no tax payment was required.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of this 15th day of April 2024.

___________________ (Signature)

CEO
___________________ (Title)

04 / 15 / 2024
___________________ (Date)

BALANCE SHEET

As of December 31,	**2023**	**2022**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 355,681	$ 733,085
Accounts receivable—net	22,802	11,862
Inventories	304,104	292,810
Due from related parties	328	798
Prepaids and other current assets	34,374	36,875
Total current assets	**717,288**	**1,075,430**
Property and equipment, net	8,641	10,427
Total assets	**$ 725,930**	**$ 1,085,857**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 55,327	$ 66,611
Credit Card	49,410	43,278
Other current liabilities	18,310	13,403
Total current liabilities	**123,047**	**123,292**
Long term debt less current maturities		-
Total liabilities	**123,047**	**123,292**
STOCKHOLDERS EQUITY		
Common Stock Class A	1,013,919	1,013,919
Common Stock Class B	39	39
Additional Paid In Capital	8,111	(27,011)
Retained earnings/(Accumulated Deficit)	(419,186)	(24,383)
Total stockholders' equity	**602,883**	**962,564**
Total liabilities and stockholders' equity	**$ 725,930**	**$ 1,085,856**

INCOME STATEMENT

For Fiscal Year Ended December 31,	**2023**	**2022**
(USD $ in Dollars)		
Net revenue	$ 1,099,593	$ 861,581
Cost of goods sold	437,374	301,178
Other cost of sales	157,569	128,001
Gross profit	504,650	432,402
Operating expenses		
General and administrative	417,295	293,859
Wages and salaries	378,439	294,171
Sales and marketing	100,918	145,389
Fundraising	2,849	75,964
Research and development	12,541	3,390
Total operating expenses	912,042	812,773
Operating income/(loss)	(407,391)	(380,371)
Interest expense		
Other Loss/(Income)	(12,588)	14,295
Income/(Loss) before provision for income taxes	(394,803)	(394,666)
Provision/(Benefit) for income taxes		
Net income/(Net Loss)	**$ (394,803)**	**$ (394,666)**

STATEMENT OF CASH FLOWS

For Fiscal Year Ended December 31,	**2023**	**2022**
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (394,803)	$ (394,666)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property	4,180	(16,172)
Share based compensation	29,602	11,663
Changes in operating assets and liabilities:		
Accounts receivable	(10,940)	4,970
Inventory	(11,294)	(41,037)
Prepaid expenses and other current assets	2,501	(16,049)
Due from/(to) related parties	470	(798)
Accounts payable and accrued expenses	(11,284)	4,599
Credit cards	6,132	21,246
Other current liabilities	4,907	(9,310)
Net cash provided/(used) by operating activities	**(380,529)**	**(435,553)**
CASH FLOW FROM INVESTING ACTIVITIES		
Net sales/(purchases) of property and equipment	(2,393)	6,696
Net cash provided/(used) in investing activities	**(2,393)**	**6,696**
CASH FLOW FROM FINANCING ACTIVITIES		
Funds Raised via StartEngine	-	1,013,919
Loans and Notes	-	-
Exercise of options	5,520	-
Capital distribution	-	-
S-Corp Federal Tax Payment distribution	-	-
Net cash provided/(used) by financing activities	**5,520**	**1,013,919**
Change in cash	(377,401)	585,062
Cash—beginning of year	733,085	148,022
Cash—end of year	**$ 355,684**	**$ 733,085**

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock Class A		Common Stock Class B				
(USD $ in Dollars)	Shares	Amount	Shares	Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2021	**89,066**	**$ 0**	**3,930,100**	**$ 39**	**$ (38,674)**	**$ 370,283**	**$ 331,650**
Class A Shares Issued via StartEngine Reg CF Funds Raised	748,052	$ 1,013,919					1,013,919
Share-Based Compensation					11,663		11,663
Net income/(loss)						(394,666)	(394,666)
Balance—December 31, 2022	**837,118**	$ 1,013,919	**3,930,100**	**$ 39**	**$ (27,011)**	**$ (24,383)**	**$ 962,566**
Exercise of options	46,000				5,520		5,520
Share-Based Compensation	13,860				29,602		29,602
Net income/(loss)						$ (394,803)	(394,803)
Balance—December 31, 2023	**896,978**	**$ 1,013,919**	**3,930,100**	**39**	**8,111**	**$ (419,186)**	**602,884**

NOTE: An error was corrected from the prior year's report that restates the balance of additional paid-in capital, retained earnings, and total equity for years ending December 31, 2020, 2021 and 2022.

NOTES TO FINANCIAL STATEMENTS

1. Nature of Operations

Konnected Inc. was incorporated on September 11, 2017, in the state of Wyoming. The financial statements of Konnected Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Orlando, Florida.

Konnected develops IoT (Internet-of-Things) products that integrate wired sensors and sirens to certain smart home platforms. Our products and services allow homeowners to convert or connect their home's existing wired alarm system into a smart home connected alarm system with remote monitoring and control and other home and commercial automation use cases. In 2023 Konnected introduced it's first Smart Garage Door Opener product, which enables smart home control over a traditional garage door opener.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks, money-market funds, and cryptocurrency held. The Company's cash is deposited in demand accounts and money-market funds at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, the Company's cash and cash equivalents did exceed the FDIC's insured limits, and some cash was held in money-market funds not insured by the FDIC.

Cryptocurrency

The company accepts some cryptocurrencies as a form of payment from customers and holds cryptocurrency in a cryptocurrency wallet secured by a seed phrase in the company's possession. The value of cryptocurrency held is stated on the balance sheet in U.S. dollars and valued based on the current USD price stated by Coinbase at the end of the fiscal period.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2023, and 2022, the Company determined that no reserve was necessary.

Inventories

For the year ending December 31, 2023, inventories are valued at cost. Costs related to finished goods are determined using a moving average cost method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred, and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal, and the resulting gain or loss is credited or charged to earnings.

Where allowed under IRC Section 179, the company may depreciate the full value of equipment in the year purchased, and this depreciation is recorded on the financial statements. In all other cases, depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Computer equipment	5 years
Furnitures and fixtures	5-7 years
Vehicles	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

These financial statements are prepared on an accrual basis, but the Company uses the cash method of accounting for federal income tax reporting purposes.

Konnected Inc. is taxed as a C-corporation since 2022, and prior to that an S-corporation. The Company has filed tax returns from inception through 2023 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

The Company has filed federal income tax returns for the 2023 tax year. The amount reported as Taxable Income for 2023 was -$263,636. No tax is owed and no payment is required (2023 Form 1120, U.S. Corporation Income Tax Return).

Other accounting differences for income tax purposes:

1. Research and development costs are amortized per IRC Section 174
2. Stock-based compensation is not considered
3. Fixed asset depreciation may be calculated using different formulae

The company is also required to file, and has filed for 2022 and 2023, franchise tax returns in the states of Florida and Texas.

Concentration of Credit Risk

The Company maintains its cash in several major financial institutions located in the United States of America which it believes to be creditworthy. Some balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1. Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2. Identification of performance obligations in the contract: performance obligations consist of a promise in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3. Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

Income is principally comprised of revenues earned by the Company as part of the proceeds from sales of our product.

Cost of Sales

Costs of goods sold includes the landed cost of materials and inputs used and labor costs incurred via our contract manufacturer(s).

Other costs of sales include postage and shipping fees, packaging, and shipping supplies, credit card processing fees, and 3rd party marketplace (Amazon) fees that are directly attributable to the sale, storage, and fulfillment of goods.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $100,918 and $145,389 respectively, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred as stated on these financial statements.

Changes to IRC Section 174 effective in 2022 require the company to amortize Research and Experimental expenditures for income tax purposes. For purposes of Section 174, Research & Experimental expenses include wages, salaries, contractor expenses, and employee benefits proportionate to the percentage of an employee's time spent on research and experimentation projects. The amount amortized for each fiscal year is as follows:

Amortized R&E Expense for Income tax	**2023**	**2022**
Wages & Salaries	132,138	146,762
Payroll Tax	10,381	11,839
Retirement Benefits	5,035	2,550
Contractors - Domestic	9,287	15,239
Contractors - Foreign	7,440	9,615
R&E Tools & Software	3,107	3,800
R&E Supplies	235	376
Total	**169,647**	**192,202**

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 15, 2024, which is the date the financial statements were issued.

3. Inventory

Inventory consists of the following items:

As of Year Ended December 31,	**2023**	**2022**
Raw materials	78,312	68,834
Work in progress	118,240	59,652
Finished goods	107,552	164,324
Total Inventories	**304,104**	**$ 292,810**

4. Details of Certain Assets & Liabilities

Account receivables consist primarily of trade receivables. Accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	**2023**	**2022**
Prepayments	16,771	33,335
Amazon Reserve Account	8,545	3,540
Total Prepaids Expenses and other Current Assets	**25,316**	**$ 36,875**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2023	2022
Gift card liability	3,290	3,290
Tax Liability	4,058	2,286
Retirement Contribution Liability	-8	3,184
Canada GST Liability	9,173	4,209
Czeck Republic VAT Liability	62	
UK VAT Liability	1,579	
Other current liabilities	156	434
Total Other Current Liabilities	**18,310**	**13,403**

5. Property and Equipment

As of December 31, 2023, and December 31, 2022, property and equipment consist of:

As of Year Ended December 31,	2023	2022
Computer equipment	$ 24,290	$ 22,932
Furnitures and fixtures	5,304	4,269
Vehicles	-	-
Property and Equipment, at Cost	**29,594**	**27,201**
Accumulated depreciation	(20,953)	(16,773)
Property and Equipment, Net	**$ 8,641**	**$ 10,428**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023, and 2022 were in the amount of -$4,180 and $16,172 respectively.

6. Capitalization and Equity Transactions

Equity Crowdfunding

The Company issued and sold 748,052 shares of Class A common stock for a total amount raised of $1,013,919 from 686 total retail investors via an equity crowdfunding campaign (Regulation CF) conducted by StartEngine from January 25, 2022, to April 25, 2022.

No equity financing occurred in 2023.

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Shares class A and class B with par value of $0.00001. As of December 31, 2023, and December 31, 2022, 896,978 shares and 837,118 shares of Class A and 3,930,100 shares and 3,930,100 shares of Class B have been issued and are outstanding, respectively.

Preferred Stock

The Company is authorized to issue 400,000 shares of Preferred Shares Series FP with $0.00001 par value. As of December 31, 2023, and December 31, 2022, none of the Preferred Shares have been issued and are outstanding.

7. Share-Based Compensation

In 2019, the Company authorized the Stock Option Plan (which may be referred to as the “Plan”). The Company reserved 600,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2023
Expected life (years)	10.00
Risk-free interest rate	2.91%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method, which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public Company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants until such time that the Company’s Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	298,250	$ 0.08	8.96
Exercisable Options at December 31, 2021	298,250	$ 0.08	8.96
Granted	85,500	$ 1.50	
Exercised	-	$ -	
Expired/Cancelled	(24,750)	$ 0.57	
Outstanding at December 31, 2022	359,000	$ 0.53	7.96
Exercisable Options at December 31, 2022	359,000	$ 0.53	7.96
Granted	96,000	$ 1.50	
Exercised	(46,000)	$ 0.12	
Expired/Cancelled	(93,000)	$ 1.50	
Outstanding at December 31, 2023	316,000	$ 0.53	6.96
Exercisable Options at December 31, 2023	316,000	$ 0.53	6.96

Stock option expenses for the years ended December 31, 2023, and December 31, 2022 were $29,602 and $11,663 respectively.

8. Debt

The company had no debt as of December 31, 2023.

9. Related Party

The Company has an outstanding cash loan of $328 due from the company's CEO, Nathaniel Clark, as of December 31, 2023.

10. Commitments and Contingencies

Operating Leases

On August 1,2023 the company entered into a new lease agreement with Baldwin East Equity, LLC,. Tenant shall deposit the first month's Base Rent in the amount of Two Thousand Two Hundred Fifty-Four Dollars and Fifteen Cents ($2,254.15), and applicable sales taxes in the amount of One Hundred Thirty-Five Dollars and Twenty-Five Cents ($135.25), for a total amount of Two Thousand Three Hundred Eighty-Nine Dollars and Forty Cents ($2,389.40). The initial term of this Lease, unless sooner terminated as otherwise provided in this Lease, shall be for a period of Thirty (30) Months, commencing on the Commencement Date. The amount of the Base Rent will be increased at the beginning of each Lease Year after the first Lease Year by the fixed rate of three percent (3%) applied at the beginning of each Lease Year beginning with the second Lease Year.

Year	Obligation
2024	$29,031.20
2025	$29,902.11
2026	$2,534.91
Total future minimum operating lease payments	**$61,468.22**

Actual rent expenses were in the amount of $22,970 and $13,449 as of December 31, 2023, and December 31, 2022, respectively.

Contingencies

The Company's operations are subject to various local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. Subsequent Events

The Company has evaluated subsequent events for the period from December 31, 2023, through April 15, 2024, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Nathaniel J. Clark, Principal Executive Officer of Konnected Inc., hereby certify that the financial statements of Konnected Inc. included in this Report are true and complete in all material respects.

Nathaniel J. Clark

CEO